United States

Securities and Exchange Commission

Washington, D.C. 20549

Form N-8A

Notification of Registration

Filed Pursuant to Section 8(a) of the Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Pebblebrook Fund, Inc.

Address of Principal Business Office:

13047 Pebblebrook Drive

Houston, Texas 77079

Telephone Number: 713-463-9019

Name and Address of Agent for Service of Process:

Bill Cross

13047 Pebblebrook Drive

Houston, Texas 77079

Check Appropriate Box

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/x/ Yes / / No

Signatures:

Pursuant to the requirements of the Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Houston and State of Texas on this 10th day of February 2003.

Attest:

/s/ Hazel Hammond Cross

Hazel Hammond Cross

Secretary of Pebblebrook Fund, Inc.

Pebblebrook Fund, Inc.

/s/ Bill Cross

Bill Cross

President of Pebblebrook Fund, Inc.

By: Bill Cross, President